UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

5 January, 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Enclosure: CRH plc H2 2010 Development Update

D E V E L O P M E N T   S T R A T E G Y   U P D A T E

                                                                                                                                                                                                                                                                                                                                        5 January 2011

CRH ANNOUNCES SECOND-HALF 2010 DEVELOPMENT INITIATIVES OF €0.37 BILLION BRINGING TOTAL 2010 ACQUISITION AND INVESTMENT SPEND TO €0.54 BILLION

CRH plc, the international building materials group, today announces 17 development initiatives totalling €367 million undertaken during the second half of 2010. These initiatives, together with 14 acquisition and investment transactions completed in the first half of 2010 and deferred acquisition payments arising in respect of prior years' acquisitions, bring the Group's total acquisition and investment spend for the year to approximately €536 million.

Commenting on these developments, Myles Lee, CRH Chief Executive, said:

"With acquisition and investment expenditure of €0.37 billion, the second half of 2010 has seen a step-up in the pace of development activity for the Group. The full-year spend of €0.54 billion includes a total of 28 traditional bolt-on acquisitions which offer good value and returns, expanding in particular our materials footprints in Switzerland and the United States and substantially enhancing our presence in the attractive German distribution market. These 2010 acquisitions contribute incremental annualised sales of €0.8 billion of which approximately €0.2 billion will be reflected in our 2010 results."

The development initiatives included in this Update are as follows:

• Europe Materials - 1 acquisition and 2 investments in associates : €84 million
      An aggregates and readymixed concrete business was acquired in Switzerland, furthering the geographic reach and strengthening the reserves position of our existing Swiss operations.  The Group continued to invest in associate Yatai Cement as that company grew its market presence in northeastern China through the purchase of additional clinker and grinding capacity. These transactions bring total 2010 acquisition and investment spend for the Division to approximately €110 million.

• Europe Products & Distribution - 2 acquisitions : €151 million
      Europe Distribution's sanitary, heating and plumbing materials (SHAP) platform was expanded with the acquisition of a SHAP business in Belgium, and our presence in Germany was strengthened with the buyout of a further 50%
      of our Bauking Distribution Joint Venture in Germany.

• Americas Materials - 9 acquisitions : €108 million (US$143 million)
      Nine bolt-on transactions were completed extending geographical reach and adding 336 million tonnes of aggregates reserves across the United States.  These transactions bring total 2010 acquisition and investment spend for the
      Division to approximately €235 million.

• Americas Products & Distribution - 3 acquisitions : €24 million (US$33 million)
      The Architectural Products Group completed the acquisition of a block manufacturer in Chicago and a leading supplier of soils, mulches and decorative stone in the Midwest.  Allied acquired a single-branch exterior products distributor in Sacramento, California.

Europe Materials: €84 million

The Europe Materials Division completed 1 acquisition, 1 investment and increased its holding in an associate during the second half of 2010 at a total cost of €84 million.  These transactions add incremental annualised sales of €81 million to the Division.

In September, the Group acquired RISI, an aggregates and readymixed concrete business based in the canton of Zug, Switzerland.  RISI's operations, located between Zurich and Lucerne, provide a strong strategic fit with our existing Jura Materials business extending Jura's market reach and adding significant long-term aggregates reserves (over 30 years supply at current output levels).  With annualised sales of €81 million, RISI also provides opportunities for cost synergies in logistics and support functions.  During the second half of 2010 the Group also increased its shareholding in associate BBR from 24% to 32%. BBR is a readymixed concrete and asphalt business located near Lucerne.

The Group's 26% associate in China, Yatai Group Building Materials ('Yatai Cement'), completed the acquisition of Tieling Tiexin Cement Company ('Tiexin').  Located in the north of Liaoning province, northeast China, Tiexin has one cement plant with annualised clinker capacity of 3.6 million tonnes and additional grinding facilities with a combined grinding capacity of 2.4 million tonnes. Liaoning is the largest cement market in northeast China and the acquisition consolidates Yatai Cement's position as market leader in the region as well as providing support to the establishment of its downstream building materials business.

Europe Products & Distribution: €151 million

The Europe Products & Distribution Division acquired a Distribution business in Belgium and increased CRH's shareholding in the German distributor Bauking from 48% to 98%. Combined incremental annualised sales from these development initiatives are expected to be in the region of €450 million.

In August, Europe Distribution acquired 75% of Sax Sanitair, a leading merchant in sanitary ware, heating and plumbing materials ("SHAP") based in western Belgium. With nine branches across the East and West Flanders region, the acquisition is a further step in the Group's strategy to build a European platform in the repair, maintenance and improvement focussed SHAP market and provides significant purchase synergies with our existing SHAP businesses in Germany and Switzerland.  Sax Sanitair's annualised sales are €66 million.

Having reached agreement in November, the Group completed the buyout of the Bauking distribution business in Germany in December. With 128 branches and annualised sales of €747 million, the business has grown both organically and through acquisition since the Group acquired its initial 48% joint venture share in December 2005. The purchase of the additional 50% of Bauking will greatly strengthen the Group's existing position in Germany, Europe's largest construction market.

Americas Materials: €108 million (US$143 million)

The Americas Materials Division completed nine bolt-on acquisitions during the second half of 2010 for a combined cost of US$143 million (€108 million) giving rise to incremental annualised sales of US$116 million and strengthening its aggregates position through the addition of approximately 336 million tonnes of well-located reserves.

The Central West division completed three transactions in the states of Texas and Arkansas (2) adding 30 million tonnes of reserves and US$41 million incremental annualised sales.  In August, the assets of Armor Materials were acquired.  With five well-located asphalt plants in the Dallas/Fort Worth region, the acquisition represents a strategic bolt-on to our existing APAC-Texas asphalt business and provides strong cost synergy potential.  In October, the assets of Rains Contracting, an aggregates producer in Harrison, Arkansas were acquired. With permitted reserves of 17 million tonnes, Rains extends the geographical reach and improves the reserves base of our APAC-Central business.  The acquisition in December of Sebastian County Sand & Gravel's assets (SCSG) in Fort Smith, Arkansas secures APAC-Central's reserve position by replacing a soon to be depleted quarry with reserves of 13 million tonnes.

In July, the Rocky Mountain business acquired two readymixed concrete plants together with 13 million tonnes of strategically located permitted reserves from the Colorado-based construction materials business Sky Ute.  The acquisition facilitates cost savings through the relocation of certain downstream operations and disposal of surplus assets.

In December, the Group strengthened its position along northern Utah's Wasatch Front with the acquisition of two businesses with combined aggregates reserves of 260 million tonnes.   The assets of Construction Materials Company (CMC) were acquired comprising seven quarries with reserves totalling 200 million tonnes. CMC's quality reserves position provides security of supply and facilitates development of our business along Interstate 15.  The acquisition of Reynolds, an aggregates and construction company operating three quarries with 60 million tonnes of reserves located to the west side of Salt Lake Valley, ideally positions the Group for future growth in that area.  Both businesses will be integrated within Staker Parson's activities; in addition to yielding transport and overhead synergies the transactions will generate annualised incremental sales to the Group of US$57 million.

Northeast's  Pike business extended its operations in July with the acquisition of an integrated materials and construction business, Vaughn Thibodeau & Sons, located in Bangor, Maine.  The business, consisting of a single asphalt plant and quarry with over 7 million tonnes of aggregates reserves expands Pike's reach in the region.

The acquisition in Florida of the Frasier pit in Central Florida with 26 million tonnes of sand reserves is a key element in our strategy to strengthen the vertical integration of our Southeastern division's Florida business through securing high-quality, well-located reserves. The pit which is expected to be operational in late 2011 should produce annualised sales of c. US$ 7 million. In December, the asphalt and construction business assets of MAC Construction in Buchanan County, Virginia were acquired. The acquisition represents a good fit with our nearby W-L Construction & Paving operations within the Mid-Atlantic division.

Americas Products & Distribution: €24 million (US$33 million)

The Americas Products & Distribution Division completed three bolt-on transactions during the second half of 2010 at a combined cost of US$33 million (€24 million).  Incremental annualised sales resulting from the acquisitions total US$40 million.

Green Country Soils, a leading supplier of soils, mulches and decorative stone to home-center and independent retailers in Oklahoma, Kansas, Missouri and Arkansas was acquired in September.  Operating from three plants in Oklahoma and Kansas, the acquisition serves to geographically expand the Oldcastle Lawn & Garden business into markets with positive long-term fundamentals providing a strong plant network to service retailers in the central and upper Midwest.  Also in September, Chicago Block and Brick, a block and architectural masonry manufacturer located in the Chicago metropolitan area was acquired. The acquisition will yield freight and overhead savings on integration into our existing Northfield business located in northern Illinois and southern Wisconsin.

In September, our Allied business in Sacramento, California acquired a single branch distributor of roofing products and accessories, Olympic Supply; the transaction broadens Allied's Sacramento customer base adding residential re-roofing activities to its existing commercial new-construction-oriented business.

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Contact at Dublin +353 1 404 1000

Myles Lee               Chief Executive                                      Maeve Carton        Finance Director
Éimear O'Flynn     Head of Investor Relations                  Rossa McCann      Head of Group Finance & Treasury

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland  TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com  Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 5 January, 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director